                                                                    Exhibit 16.1

                     SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
             Certified Public Accountants & Management Consultants


March, 5 2007

Securities and Exchange Commission
Washington DC 20549

Commissioners,

Singer Lewak Goldbaum and Goldstein LLP ("SLGG") has read the statements of Island Pacific, Inc.. (the "Company") included in the Form 8-K filed on February 21, 2007 under item 4.01 "Changes in registrants certifying accountants" and item 4.2 "Non-reliance on previously issued financial statements of a related audit report or completed interim review." SLGG disagrees with several of the statements of the Company. SLGG's responses to certain paragraphs contained in the 8-K are as follows:

Item 4.1 "Changes in registrants certifying accountant," items (a)(i),
(ii), (iii) and (iv):

        As disclosed in our audit reports for the years ended March 31, 2002 and 2003 respectively, SLGG's audits have been conducted in accordance with auditing standards generally accepted in the United States of America For the year ended March 31, 2004 and for audit work performed up to the date of SLGG's resignation for the year ended March 31, 2005, we confirm that our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

        In February 2005, the Company's then Chief Financial Officer attempted to respond to a SEC comment letter dated February 2, 2005 and as a result, uncovered various findings that she felt uncomfortable with. Upon notification of these findings, on February 16, 2005, SLGG recommended that the Company appoint independent legal counsel and an independent accountant to investigate further., The audit committee thereupon instructed its legal counsel to retain independent professionals to investigate the concerns raised.

        By March 2005, SLGG was advised that the Company's then Chief Financial Officer had raised further concerns regarding other licensing transactions, and therefore the scope of the investigation was expanded to include the review of revenues booked for various other contracts with multiple elements, that had been booked in prior years.

        SLGG determined that because of the material nature of the matters under investigation by the Company, SLGG could not proceed with the audit of the March 31, 2005 financial statements until the investigation by the Company's independent counsel was completed.

Securities and Exchange Commission
March 5, 2007
Page 2 of 4

        On September 27, 2005, independent legal counsel reported to SLGG and the Company's audit committee chair that the investigation was complete and there were no findings of intentional misconduct by the Company. Furthermore, independent counsel reported that management was in the process of performing a review of revenues booked in prior years for numerous contracts in order to determine which periods needed to be restated As a result of the determination made by independent counsel, SLGG commenced its audit for the year ending March 31, 2005 in November, 2005.

        During the course of SLGG's audit work for the year ended March 31, 2005, there were various discussions with management and the audit committee regarding the accounting treatment for various items, including revenue recognition, accounting for convertible debt and discontinued operations.

        In terms of revenue recognition, the Company did not resolve revenue recognition issues in "favor of SLGG," but rather these issues were resolved in accordance with the determinations of the audit committee concerning the treatment of revenue recognition for various contracts During the course of 2006, SLGG reviewed the Company's proposed accounting treatment in relation to revenue recognition for various contracts for which revenues have been booked during the year ended March 31, 2005 and prior periods.. When SLGG was initially presented with managements' position on the various revenue contracts, SLGG determined that, in consideration of the facts presented by the Company in relation to these contracts, the Company's proposed accounting treatment was not in accordance with the interpretations of SAB 104, SOP 97-2 and SOP 81-1. Subsequent to SLGG's initial assessment, SLGG and the Company's management presented proposed treatments to the audit committee, which then conducted its own independent review of the appropriate accounting treatment to be adopted and consulted with other certified public accountants. The audit committee ultimately concluded that its interpretation of the technical literature and its application of the same to the contracts was consistent with that of SLGG. The Company therefore adopted the accounting treatment for revenue recognition as recommended by the audit committee.

        For the accounting for certain convertible debt and discontinued operations, during the course of SLGG's audit work for the year ended March 31, 2005, there were various discussions with management and the audit committee as to the adequacy of the Company's position and accounting treatment. Furthermore, SLGG was aware of delays in managements' resolution of the appropriate accounting treatment for these issues due to internal conflicts between certain members of management and the audit committee.

        In approximately mid January of 2007, the Chief Financial Officer indicated SLGG that the Company had not presented SLGG with the Company's final positions for the treatment of the convertible debt instruments and discontinued operations. In a letter to the Chief Financial Officer on January 17, 2007, SLGG advised the Company of its failure to make clear its final position on various matters and stated

Securities and Exchange Commission
March 5, 2007
Page 3 of 4

         that, until final accounting positions were provided, SLGG would be unable to continue its audit work SLGG requested that a written statement be submitted to it, summarizing the Company's final accounting positions on, including but not limited to, discontinued operations, derivatives, revenue recognition and payments made to QQQ Furthermore, SLGG requested confirmation that all members of management and the audit committee concurred with the information provided. At the date of resignation, SLGG still had not been provided this written statement.

         On or about January 22, 2007, SLGG further advised the Company that, because of information and documents relating to the ongoing SEC investigation of the Company of which SLGG had only recently become aware, SLGG had serious concerns about the reliability and completeness of representations of the Company and its management which had been previously provided to SLGG SLGG advised the Company that it would further review and consider the recent information and documents, and SLGG would thereafter advise the Company of its position concerning the impact of the same on SLGG's current engagement, on prior financial statements of the Company, and on prior audit opinions by SLGG.

         On February 13, 2007, SLGG requested a conference call be arranged with the chairman of the Company's audit committee and the CEO to discuss these issues On February 15, 2007 SLGG delivered its letter of that date to the Company communicating SLGG's decision to resign and withdraw the prior audit opinions. Thereafter, on the evening of February 15, 2007, the CEO of the Company advised SLGG that the Company intended to terminate the engagement of SLGG.

         The next day, on February 16, 2007, the Company filed a complaint against SLGG in Orange County Superior Court It is unclear from the complaint and communications with counsel for the Company what facts the Company bases its claims against SLGG on, other than SLGG's decision to withdraw its prior audit opinions as a result of concerns about the reliability and completeness of the representations of IPI and its management. SLGG unequivocally and completely denies the allegations in the complaint.


Item 4.01 "Changes in registrants certifying accountant," item (a)(v):

As discussed in its letter of resignation dated February 15, 2007, SLGG had become aware of information concerning matters addressed in previous audits which conflicted with information and representations presented by the Company at the time of the audits, and SLGG was unable to conclude that it had been presented with all the material facts and circumstances concerning transactions reported in the financial statements which were the subject of prior year audits and quarterly reviews. As such, SLGG is unable to determine whether it has disagreements with the Company on matters of accounting principles or practices for the years ended March 31, 2002, 2003, 2004 and 2005, respectively. SLGG's inability to make such a determination existed prior to, and has no relationship to, the lawsuit filed by the Company following SLGG's resignation and withdrawal of its prior audit opinions.

Securities and Exchange Commission
March 5, 2007
Page 4 of 4


Item 4.2 (b) "Non-reliance on previously issued financial statements or a related audit report or completed interim review," items (iii) and (v):

On January 17, 2007, SLGG advised the Company in writing of its failure to make clear its final position on various matters and stated that, until final accounting positions were provided, SLGG would be unable to continue its audit work. On or about January 22, 2007, SLGG further advised the Company that, because of information and documents relating to the ongoing SEC investigation of the Company of which SLGG had only recently become aware, SLGG had serious concerns about the reliability and completeness of representations of the Company and its management which had been previously provided to SLGG.. On February 13, 2007, SLGG requested a conference call be arranged with the chairman of the Company's audit committee and the CEO. In none of these aforementioned communications did SLGG state that it had come to any conclusions as to whether certain of the amended reports should no longer be relied upon SLGG did not advise in the letter dated January 17, 2007, nor in the communications on or about January 22, 2007 or February 13, 2007, that as a result of the ongoing SEC investigation, disclosures should be made that certain of the Company's amended reports should no longer be relied upon. SLGG did state in the letter dated January 17, 2007, that a form 8-K should be filed by the Company with the SEC once management had determined which 10K and 10-Q filings could no longer be relied upon.


/s/ Sinter Lewak Greenbaum & Goldstein LLP
------------------------------------------
Sinter Lewak Greenbaum & Goldstein LLP